      As filed with the Securities and Exchange Commission on June 13, 2005

                                                         File Nos. 333-
                                                                   811-03365

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [x]
                          Pre-Effective Amendment No.
                         Post-Effective Amendment No.
                                     and/or
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                             Amendment No. 122 [x]
                       (Check appropriate box or boxes.)


                    METLIFE INVESTORS USA SEPARATE ACCOUNT A
                           (Exact Name of Registrant)


                    METLIFE INVESTORS USA INSURANCE COMPANY
                              (Name of Depositor)

22 Corporate Plaza Drive, Newport Beach, California
                                                                         92660

(Address of Depositor's Principal Executive Offices)                     (Zip
                                                                          Code)

              (Depositor's Telephone Number, including Area Code)
                                 (800) 989-3752

                    (Name and Address of Agent for Service)
                               Richard C. Pearson
                            Executive Vice President
                    MetLife Investors USA Insurance Company
                            22 Corporate Plaza Drive
                        Newport Beach, California 92660
                                 (949) 629-1317

                                   COPIES TO:

                                W. Thomas Conner
                        Sutherland, Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, NW
                              Washington, DC 20004
                                 (202) 383-0590

                 Approximate Date of Proposed Public Offering:

   As soon as practicable after effectiveness of the Registration Statement.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
  Section 8(a) of the Securities Act of 1933 or until Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.


                        Title of Securities Registered:

Interest in a separate account under individual single premium deferred variable annuity contracts.

                                                  THE VARIABLE ANNUITY CONTRACT
                                                                       ISSUED BY

                                        METLIFE INVESTORS USA INSURANCE COMPANY


                                                                             AND


                                       METLIFE INVESTORS USA SEPARATE ACCOUNT A


                                                                          USA 6

This prospectus describes the single premium deferred variable annuity contract offered by MetLife Investors USA Insurance Company (MetLife
Investors USA or we or us). The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans.


The annuity contract's principal value is guaranteed for the first 10 contract years. During this time your contract value is allocated to the MetLife Stock Index Portfolio. Thereafter (or, if earlier, the date on which you begin receiving annuity payments), you can invest in either of the investment portfolios listed below:

METROPOLITAN SERIES FUND, INC. (CLASS B):
     BlackRock Money Market Portfolio
     MetLife Stock Index Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors USA Variable Annuity Contract.

To learn more about the MetLife Investors USA Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 1, 2005. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http:// www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 31 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 22 Corporate Plaza Drive, Newport Beach, CA 92660-7901.

The contracts:
o  are not bank deposits
o  are not FDIC insured
o  are not insured by any federal government agency
o  are not guaranteed by any bank or credit union
o  may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 1, 2005

                                       1


TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .............................        3
HIGHLIGHTS .........................................        4
FEE TABLES AND EXAMPLES ............................        5
1. THE ANNUITY CONTRACT ............................        9
     Market Timing .................................        9
2. PURCHASE ........................................        9
     Purchase Payment ..............................        9
     Termination for Low Account Value .............       10
     Allocation of Purchase Payment ................       10
     Free Look .....................................       10
     Accumulation Units ............................       10
     Account Value .................................       11
     Replacement of Contracts ......................       11
3. INVESTMENT OPTIONS ..............................       11
     Transfers .....................................       12
     Voting Rights .................................       14
     Substitution of Investment Options ............       14
4. EXPENSES ........................................       15
     Product Charges ...............................       15
     Account Fee ...................................       15
     Guaranteed Minimum Accumulation Benefit -
       Rider Charge ................................       15
     Withdrawal Charge .............................       15
     Reduction or Elimination of the Withdrawal
       Charge ......................................       16
     Premium and Other Taxes .......................       17
     Transfer Fee ..................................       17
     Income Taxes ..................................       17
     Investment Portfolio Expenses .................       17
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ............................       17
     Annuity Date ..................................       17
     Annuity Payments ..............................       17


     Annuity Options ...............................       18
6. ACCESS TO YOUR MONEY ............................       19
     Systematic Withdrawal Program .................       20
     Suspension of Payments or Transfers ...........       20
7.  LIVING BENEFIT .................................       20
     Guaranteed Minimum Accumulation Benefit .......       20
8. PERFORMANCE .....................................       21
9. DEATH BENEFIT ...................................       22
     Upon Your Death ...............................       22
     Death Benefit - Principal Protection ..........       22
     General Death Benefit Provisions ..............       22
     Spousal Continuation ..........................       23
     Death of the Annuitant ........................       23
     Controlled Payout .............................       23
10. FEDERAL INCOME TAX STATUS ......................       23
     Taxation of Non-Qualified Contracts ...........       23
     Taxation of Qualified Contracts ...............       25
     Foreign Tax Credits ...........................       27
     Possible Tax Law Changes ......................       27
11. OTHER INFORMATION ..............................       28
     MetLife Investors USA .........................       28
     The Separate Account ..........................       28
     Distributor ...................................       28
     Selling Firms .................................       29
     Requests and Elections ........................       30
     Ownership .....................................       30
     Legal Proceedings .............................       31
     Financial Statements ..........................       31
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .............................       31
APPENDIX A .........................................      A-1
     Participating Investment Portfolios ...........      A-1

                                       2

INDEX OF SPECIAL TERMS
Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.


                                                                            PAGE
Account Value..............................................................11
Accumulation Phase..........................................................9
Accumulation Unit..........................................................10
Annuitant..................................................................31
Annuity Date...............................................................17
Annuity Options............................................................18
Annuity Payments...........................................................17
Annuity Units..............................................................18
Beneficiary................................................................31
Business Day...............................................................10
Guaranteed Accumulation Amount.............................................20
Income Phase................................................................9
Investment Portfolios......................................................11
Joint Owners...............................................................30
Owner......................................................................30
Purchase Payment............................................................9
Separate Account...........................................................28

                                       3

HIGHLIGHTS
The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. The contract provides a Guaranteed Minimum Accumulation Benefit ("GMAB") during the first 10 contract years.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to %. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract.

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the contracts. Your actual contract and any endorsements are the controlling documents. If you would like to review a copy of the contract and endorsements, contact our Annuity Service Center.

FREE LOOK. You may cancel the contract within 10 days after receiving it (or whatever period is required in your state). Unless otherwise required by state law, you will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the MetLife Stock Index Portfolio. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 591/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.

INQUIRIES. If you need more information, please contact our Annuity Service Center at:

                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.

Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.


                                       4


FEE TABLES AND EXAMPLES
THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE


WITHDRAWAL CHARGE (Note 1)          %
(as a percentage of purchase
payment)
TRANSFER FEE (Note 2)               $0 (First 12 per year)
                                    $ (Thereafter)

--------------------------------------------------------------------------------
Note 1. If an amount withdrawn is determined to include the withdrawal of your purchase payment, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses -
Withdrawal Charge.")


Number of Complete Years from            Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------      ------------------------












Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $ per transfer. MetLife Investors USA is currently waiving the transfer fee, but reserves the right to charge the fee in the future. NO TRANSFERS MAY BE MADE DURING THE FIRST 10 YEARS UNLESS YOU BEGIN RECEIVING ANNUITY PAYMENTS EARLIER.

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

PERIODIC FEES AND EXPENSES TABLE*



ACCOUNT FEE (Note 1)         $
GUARANTEED MINIMUM           % of the
ACCUMULATION BENEFIT         Guaranteed
RIDER CHARGE                 Accumulation
                             Amount
                             (Note 2)

--------------------------------------------------------------------------------
Note 1. An Account Fee of $ is charged on the last day of each contract year if account value is less than $ .

Note 2. See "Living Benefit - Guaranteed Minimum Accumulation Benefit" for a definition of the term Guaranteed Accumulation Amount.

* Certain periodic fees and expenses may not apply during the income phase of the contract. (See "Expenses.")

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)


Mortality and Expense Charge                  %
Administration Charge                         %
                                              --
Total Separate Account Annual Expenses        %

--------------------------------------------------------------------------------
THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED
BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.


                                       5

--------------------------------------------------------------------------------

Total Annual Portfolio               Minimum        Maximum
                                     ----           ----
Expenses (expenses that are           0.55%          0.67%
deducted from investment
portfolio assets, including
management fees, 12b-1/service
fees, and other expenses)**

--------------------------------------------------------------------------------
**The contract has two investment portfolios. The "Minimum Expenses" shown in the table above are for the MetLife Stock Index Portfolio. The "Maximum Expenses" shown in the table are for the BlackRock Money Market Portfolio. The BlackRock Money Market Portfolio is not available until the eleventh contract year, or earlier, if you begin receiving annuity payments.

FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION - DISTRIBUTOR."


                                       6

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.




                                             MANAGEMENT        12B-1/SERVICE
                                                FEES                FEES
                                            ------------      ---------------
METROPOLITAN SERIES FUND, INC.
 BlackRock Money Market Portfolio(1)            0.35%              0.25%
 MetLife Stock Index Portfolio                 0.25%              0.25%



                                                                                                    NET
                                                               TOTAL          CONTRACTUAL          TOTAL
                                                               ANNUAL           EXPENSE           ANNUAL
                                               OTHER         PORTFOLIO          SUBSIDY          PORTFOLIO
                                             EXPENSES         EXPENSES        OR DEFERRAL         EXPENSE
                                            ----------      -----------      -------------      ----------
METROPOLITAN SERIES FUND, INC.
 BlackRock Money Market Portfolio(1)          0.07%            0.67%             0.01%             0.66%
 MetLife Stock Index Portfolio                0.05%           0.55%             0.01%             0.54%



The Net Total Annual Portfolio Expenses have been restated to reflect contractual arrangements in effect as of May 1, 2005, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these arrangements is in effect until at least April 30, 2006 (excluding optional extensions). Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2004.

(1) The BlackRock Money Market Portfolio is not available until the eleventh contract year, or earlier, if you begin receiving annuity payments.


                                       7

EXAMPLES
THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:


                             Time Periods
    1 year              3 years            5 years           10 years
--------------       ------------       ------------       ------------
         (a)$               (a)$               (a)$               (a)$
         (b)$               (b)$               (b)$               (b)$

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:


                             Time Periods
    1 year              3 years            5 years           10 years
--------------       ------------       ------------       ------------
         (a)$               (a)$               (a)$               (a)$
         (b)$               (b)$               (b)$               (b)$

The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples.


                                       8

1. THE ANNUITY CONTRACT
This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g. an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

During the first ten contract years, your contract value is allocated to the MetLife Stock Index Portfolio. Thereafter (or, if earlier, the date on which you begin receiving annuity payments), you may transfer some or all of your contract value to the BlackRock Money Market Portfolio. The contract is called a variable annuity because depending upon market conditions, you can make or lose money in these portfolios. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase, if you select a variable annuity payment option, also depends, in part, upon the investment performance of the investment portfolios you select for the income phase. We do not guarantee the investment performance of the variable annuity contract. You bear the full investment risk for all amounts in the variable annuity contract.

If you select a fixed annuity payment option during the income phase, payments are made from our general account assets. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account.

The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."



2. PURCHASE
PURCHASE PAYMENT

The PURCHASE PAYMENT is the money you give us to invest in the contract. The purchase payment is due on the date the contract is issued.

o  The minimum purchase payment we will accept is $10,000.

o If you want to make a purchase payment of $1 million or more, you will need our prior approval (although there is a dollar limit applicable to the Guaranteed Minimum Accumulation Benefit. See "Living Benefit -
     Guaranteed Minimum Accumulation Benefit.")

o  We will accept a different amount if required by federal tax law.


                                       9

We reserve the right to reject any application or purchase payment.

TERMINATION FOR LOW ACCOUNT VALUE

We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, the purchase payment made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws.

ALLOCATION OF PURCHASE PAYMENT

When you purchase a contract, you must allocate your purchase payment to the MetLife Stock Index Portfolio. After the tenth contract year, or if earlier, the date on which you begin to receive annuity payments, you may transfer some or all of your account value to the BlackRock Money Market Portfolio.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Requests and Elections.")

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. Unless otherwise required by state law, you will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the MetLife Stock Index Portfolio during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. We do not refund any charges or deductions assessed during the free look period. In certain states, we are required to give you back your purchase payment if you decide to cancel your contract during the free look period.

ACCUMULATION UNITS

Your account value will go up or down depending upon the investment performance of the investment portfolio(s). In order to keep track of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

2) multiplying it by one minus the Separate Account product charges for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make the purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to the MetLife Stock Index Portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.


EXAMPLE:
   On Monday we receive a purchase payment of $10,000 from you before 4:00 p.m. Eastern Time. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the MetLife Stock Index Portfolio is $13.90. We then divide $10,000 by $13.90 and credit your contract on Monday


                                       10

   night with 719.42 accumulation units for the MetLife Stock Index Portfolio.


ACCOUNT VALUE

ACCOUNT VALUE is equal to your interests in the investment portfolio(s). Your interest in the investment portfolio(s) is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.


REPLACEMENT OF CONTRACTS

From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the contracts offered by this prospectus. With respect to exchanges from certain of our variable annuity contracts to this contract, the account value of this contract attributable to the exchanged assets will not be subjected to any withdrawal charge. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however you should consult your tax adviser.

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your account representative whether the exchange would be advantageous, given the contract features, benefits and charges.



3. INVESTMENT OPTIONS
The contract offers 2 INVESTMENT PORTFOLIOS which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS USA INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX A CONTAINS A SUMMARY OF THE ADVISER AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.

The investment objectives and policies of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that the portfolios' investment adviser manages. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment adviser cannot guarantee, and makes no representation, that the investment results of similar funds will be comparable even though the funds have the same investment adviser.

An investment portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings
(IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an investment portfolio with a small asset base. An investment portfolio may not experience similar performance as its assets grow.

Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.


                                       11

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from the adviser or any of the subadvisers of any of the investment portfolios of the Metropolitan Series Fund, Inc. (or its affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and certain of our affiliated insurance companies are joint owners of our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, the investment adviser or a subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or other affiliate) with increased access to persons involved in the distribution of the contracts.

The Metropolitan Series Fund, Inc. has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Other Information - Distributor.") The payments are deducted from assets of the investment portfolios and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We may include investment portfolios based on recommendations made by selling firms through which the contract is sold. We review the investment portfolios periodically and may replace or remove an investment portfolio or limit its availability to purchase payments and/ or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.


METROPOLITAN SERIES FUND, INC. (CLASS B)
Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios, two of which are available under this contract. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors USA, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix A for the names of the subadvisers.) The following Class B portfolios are available under the contract:

     BlackRock Money Market Portfolio
     MetLife Stock Index Portfolio

TRANSFERS

GENERAL. After the tenth contract year, or if earlier, the date on which you begin to receive annuity payments, you can transfer part or all of your account value to or from either investment portfolio. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers - Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $ for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio from which the transfer is made. However, if the entire interest in an


                                       12

account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from either investment portfolio, after the tenth contract year, or if earlier, the date on which you begin to receive annuity payments, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:

o Your request for transfer must clearly state which investment portfolio the transfer is from.

o  Your request for transfer must clearly state how much the transfer is for.

o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less.

During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and between the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.

MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of an investment portfolio, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we do not believe that such situations may be presented in either portfolio available under this contract and therefore we do not monitor transfer activity in either portfolio. However, if we determine in our sole discretion there is potential for arbitrage trading in either, or both of the investment portfolios, we may commence monitoring such portfolio(s) (the "Monitored Portfolio"). We would employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of a Monitored Portfolio within given periods of time. In addition to monitoring transfer activity in an investment portfolio, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we


                                       13

identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures could result in transfer restrictions being applied to deter market timing. Currently, if we were to detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we would require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature. If we were to impose this restriction on your transfer activity, we would reverse upon discovery any transaction inadvertently processed in contravention of such restrictions. The account value will not be affected by any gain or loss due to the transfer and your account value would be the same as if the transfer had not occurred. You would receive written confirmation of the transactions effecting such reversal.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to market timing. Our ability to detect such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity may be limited by provisions of the contract. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/ or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures, and we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution would be made with respect to existing investments. However, we will not make such substitution without any necessary


                                       14

approval of the Securities and Exchange Commission. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.



4. EXPENSES
There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge and the administration charge). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to % of the average daily net asset value of each investment portfolio.

This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to % of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct
$ from your contract as an account fee for the prior contract year if your account value is less than $. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $ then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT - RIDER CHARGE

We offer a Guaranteed Minimum Accumulation Benefit ("GMAB") rider which is automatically added to your contract when you purchase it. A charge is deducted from your account value on each contract anniversary. The charge is equal to % of the Guaranteed Accumulation Amount (see "Living Benefits - Guaranteed Minimum Accumulation Benefit") on the applicable contract anniversary. If you make a full withdrawal (surrender) of your account value or you apply your account value to an annuity option or the contract terminates (except for a termination due to death), a pro rata portion of the rider charge will be assessed.

WITHDRAWAL CHARGE

During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of part or all of your purchase payment, a withdrawal charge is assessed. To determine if your withdrawal includes part or all of your purchase payment, amounts are withdrawn from your contract in the following order:


                                       15

1. Earnings in your contract (earnings are equal to your account value, less the portion of your purchase payment not previously withdrawn); then

2.    The free withdrawal amount described below; then

3.    The portion of your purchase payment not previously withdrawn.

FREE WITHDRAWAL AMOUNT. The free withdrawal amount each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your purchase payment, less the total free withdrawal amount previously withdrawn in the same contract year. However, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.

The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:


Number of Complete Years from            Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------      ------------------------












For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.

If the account value is smaller than the purchase payment, the withdrawal charge only applies up to the account value.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract.

NOTE: For tax purposes, earnings from non-qualified contracts are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract. In lieu of a withdrawal charge waiver, we may provide an account value credit.

NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the annuity date.

TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date.

The Nursing Home or Hospital Confinement Rider and/or Terminal Illness Rider may not be available in your state. (Check with your registered representative regarding availability). These riders are only available for owners who are age 80 or younger (on the contract issue date). Additional conditions and requirements apply to the


                                       16

Nursing Home/Hospital Confinement and Terminal Illness riders. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from your purchase payment, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

After the tenth contract year, or if earlier, the date on which you begin to receive annuity payments, you can transfer part or all of your account value between the investment portfolios. The contract provides that you may make a maximum of 12 transfers every year and that each transfer is made without charge. We currently allow unlimited transfers without charge, however, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $ for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

INCOME TAXES

We may make a deduction from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the investment portfolio(s), which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of the investment portfolio(s).



5.  ANNUITY PAYMENTS
        (THE INCOME PHASE)
ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days prior notice to us. Unless you choose an annuity date, it will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have at least one additional investment choice. At the annuity date, you can choose whether payments will be:

o  fixed annuity payments, or

o  variable annuity payments, or

o  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.

If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:


                                       17

1) the value of your contract in the investment portfolio(s) just before the start of the income phase,

2) the assumed investment return (AIR) used in the annuity table for the contract, and

3)    the performance of the investment portfolios you selected.

The AIR for the contract is 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.


Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.

In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments. (You cannot however make transfers from a fixed annuity payment option to the investment portfolios during the income phase.)

If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied. This annuity option permits withdrawal of a commuted value. (See "Federal Income Tax Status - Other Tax Issues.")

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our annuity service office) commuted at the AIR. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable


                                       18

annuity payments remaining (as of the date due proof of the annuitant's death is received at our annuity service office) commuted at the AIR. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR.

There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")


In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.



6. ACCESS TO YOUR MONEY
You (or in the case of (3) below, your beneficiary) can have access to the money in your contract:

(1)    by making a withdrawal (either a partial or a complete withdrawal);

(2)    by electing to receive annuity payments; or

(3)    when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

o  less any applicable withdrawal charge,

o  less any premium or other tax,

o  less any account fee, and

o  less any applicable pro rata GMAB rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven
(7) days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

How to withdraw all or part of your account value:

o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")

o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See


                                       19

     "Expenses - Reduction or Elimination of the Withdrawal Charge.")

o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payment each year. You can receive payments monthly or quarterly provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

o  trading on the New York Stock Exchange is restricted;

o an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or

o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.



7.  LIVING BENEFIT
GUARANTEED MINIMUM ACCUMULATION BENEFIT

Your contract is issued with a rider that provides a Guaranteed Minimum Accumulation Benefit ("GMAB"). The GMAB rider guarantees that your account value will not be less than your purchase payment at the end of ten years from issue (the "Rider Maturity Date"). If your account value is less than your purchase payment at the Rider Maturity Date, we will apply additional amounts to increase your account value so that it is equal to the amount of your purchase payment.

Before the Rider Maturity Date, we require you to allocate your purchase payment and all of your account value to the MetLife Stock Index Portfolio.

BENEFIT DESCRIPTION. The GMAB rider guarantees that at the Rider Maturity Date, your account value will at least be equal to your purchase payment, less reductions for any withdrawals (and related withdrawal charges) that you made at any time before the Rider Maturity Date. This guaranteed amount is the "Guaranteed Accumulation Amount." There is a maximum Guaranteed Accumulation Amount for your contract that is shown on your contract schedule page (currently $1 million).

When you make a withdrawal from the contract, the Guaranteed Accumulation Amount is reduced in the same proportion that the amount of the withdrawal (including any related withdrawal charge) bears to the total account value.

o Example: Assume your account value is $100,000 and your Guaranteed Accumulation Amount is $120,000,


                                       20

     prior to making a $10,000 withdrawal from the contract. The withdrawal amount is 10% of the account value. Therefore, after the withdrawal, your account value would be $90,000 and your Guaranteed Accumulation Amount would be $108,000 (90% of $120,000).

The Guaranteed Accumulation Amount is not available for withdrawal and is not used to calculate any benefits under the contract prior to the Rider Maturity Date.

At the Rider Maturity Date, we will compare your contract's account value to its Guaranteed Accumulation Amount. If the account value is less than the Guaranteed Accumulation Amount, we will contribute to your account value the amount needed to make it equal the Guaranteed Accumulation Amount. (This added amount is the "Guaranteed Accumulation Payment.") The Guaranteed Accumulation Payment is paid into your contract's investment portfolio.

If your account value is greater than or equal to the Guaranteed Accumulation Amount at the Rider Maturity Date, then no Guaranteed Accumulation Payment will be paid into your account value. The GMAB rider terminates at the Rider Maturity Date. We no longer assess the GMAB rider charge after that date, and the related investment requirements and restrictions will no longer apply.

If your account value is reduced to zero for any reason other than a full withdrawal of the account value or application of the entire account value to an annuity option, but your contract has a positive Guaranteed Accumulation Amount remaining, the contract will remain in force. At the Rider Maturity Date, the Guaranteed Accumulation Payment will be paid into the account value.

GMAB TERMINATION. The GMAB rider will terminate at the earliest of: (1) the Rider Maturity Date; (2) the date you surrender the contract; (3) the date you apply all of your account value to an annuity option; and (4) the date of death of the owner or joint owner (or annuitant if the owner is a non-natural person) unless the beneficiary is the spouse of the owner and elects to continue the contract under the spousal continuation provisions of the contract.

Once the GMAB rider is terminated, the GMAB rider charge will no longer be deducted and the related investment requirements and limitations will no longer apply.

8. PERFORMANCE
We periodically advertise subaccount performance relating to the investment portfolio(s). We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge and GMAB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges, account fee, withdrawal charge, GMAB rider charge and the investment portfolio expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, the performance for the investment portfolio(s) may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolio(s) and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the GMAB rider using illustrations showing how the benefit works with historical performance of the MetLife Stock Index Portfolio or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These


                                       21

illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolio.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.



9. DEATH BENEFIT
UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the death benefit for your contract. The death benefit is described below. The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

DEATH BENEFIT - PRINCIPAL PROTECTION

The death benefit will be the greater of:

(1)    the account value; or

(2) the purchase payment, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. We may also offer a payment option under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts.

There are comparable rules for distributions on the death of the annuitant under tax qualified plans. As noted, we may offer a payment option under which your beneficiary may receive payments over a period not extending beyond his or her life expectancy under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. For tax qualified plans, if this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract, but certain other contract provisions and programs will not be available. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. Moreover, if the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law also generally allows distributions to begin by the year in which the annuitant would have reached 701/2 (which may be more or less than five years after the annuitant's death). (See "Federal Income Tax Status.")

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7


                                       22

days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION

If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio in the ratio that the account value in the investment portfolio bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a corporation), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election.



10. FEDERAL INCOME TAX STATUS
The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.


                                       23

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract may be considered as deemed distributions subject to immediate taxation. Consult your tax adviser.

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

o  made on or after the taxpayer reaches age 591/2;

o  made on or after the death of an owner;

o  attributable to the taxpayer's becoming disabled;

o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

o under certain immediate income annuities providing for substantially equal payments made at least annually.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment portfolios after the annuity starting date. Consult your own tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income


                                       24

tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2005, $4,000 plus, for an owner age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. The contract permits only a single purchase payment, so no additional IRA contributions will be accepted into the contract after the initial purchase payment has been made. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and its riders.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2005. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 591/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 591/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.


                                       25

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 591/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will


                                       26

be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b), and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:

o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 591/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 591/2.

o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.


                                       27

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.



11. OTHER INFORMATION
METLIFE INVESTORS USA

MetLife Investors USA Insurance Company (MetLife Investors USA) is a stock life insurance company founded on September 13, 1960, and organized under the laws of the State of Delaware. Its principal executive offices are located at 22 Corporate Plaza Drive, Newport Beach, California 92660. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states (except New York), the District of Columbia and Puerto Rico. MetLife Investors USA is a wholly-owned subsidiary of MetLife Investors Group, Inc. ("MLIG"). We changed our name to MetLife Investors USA Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors USA became an indirect subsidiary of MetLife, Inc. (MetLife), a listed company on the New York Stock Exchange. MetLife is a leading provider of insurance and financial products and services to individual and group customers.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

We have established a SEPARATE ACCOUNT, MetLife Investors USA Separate Account A (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under Delaware insurance law on May 29, 1980. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), 22 Corporate Plaza Drive, Newport Beach, CA 92660, for the distribution of the contracts. We and Distributor have entered into selling agreements with other broker-dealers ("selling firms") for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

The sales representatives and managers of our affiliates may be eligible for additional cash compensation such as bonuses, stock options, training allowances, supplemental salary, payments based on a percentage of the contract's account value, financing arrangements, medical and other insurance benefits, retirement benefits and other benefits. The amount of this additional compensation is based primarily on the amount of proprietary products sold. Proprietary products are products issued by MetLife Investors USA and its affiliates. Sales representatives of affiliates must meet a minimum level of sales of proprietary products in order to maintain their eligibility for the additional cash compensation. Sales representatives and


                                       28

managers of our affiliates are also eligible for various non-cash compensation programs that we offer such as conferences, trips, prizes and awards.

Other payments may be made for other services that do not directly involve the sale of products. These services may include the recruitment and training of personnel, production of promotional literature and similar services.

Both investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments currently equal 0.25% of Separate Account assets invested in the particular investment portfolio.

SELLING FIRMS

The Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may receive some form of non-cash compensation. A group of selected selling firms receive additional compensation, which may include marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from the general account of the Company. A portion of the payments made to selling firms may be passed on to their account representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO ALL SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may provide certain types of non-cash compensation. The maximum commission payable for contract sales by selling firms is % of purchase payments. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as annuity payments). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a contract. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2004, as well as the range of additional compensation paid.)


                                       29

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of the purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of the purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives the payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

Requests for service may be made:

o  Through your registered representative

o By telephone at 1-800-343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday

o  In writing to our Annuity Service Center

o  By fax at (515) 457-4400 or

o  By Internet at www.metlifeinvestors.com

All other requests must be in written form, satisfactory to us.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer systems, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.

CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.

These rights include the right to:

o  change beneficiary.

o change the annuitant before the annuity date (subject to our underwriting and administrative rules).

o  assign the contract (subject to limitation).

o  change the payment option.

o exercise all other rights, benefits, options and privileges allowed by the contract or us.

The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be


                                       30

treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The annuitant and the owner do not have to be the same person except as required under certain sections of the Internal Revenue Code.

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

LEGAL PROCEEDINGS

MetLife Investors USA like other life insurance companies, is involved on occasion in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. MetLife Investors USA does not believe any such litigation or proceedings will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors USA to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI.


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Custodian
     Legal Matters
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Tax Status of the Contracts
     Financial Statements

                                       31


APPENDIX A
PARTICIPATING INVESTMENT PORTFOLIOS
Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

METROPOLITAN SERIES FUND, INC. (CLASS B)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors USA, is the investment adviser to the portfolios. The following Class B portfolios are available under the contract:

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: Metropolitan Life Insurance Company

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY

                    METLIFE INVESTORS USA SEPARATE ACCOUNT A

                                      AND

                    METLIFE INVESTORS USA INSURANCE COMPANY

                                     USA 6
THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 1, 2005, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE US
AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 1, 2005.

SAI-1105USA

TABLE OF CONTENTS                                                         PAGE


COMPANY ......................................................       2
EXPERTS ......................................................       2
CUSTODIAN ....................................................       2
LEGAL MATTERS ................................................       2
DISTRIBUTION .................................................       2
     Reduction or Elimination of the Withdrawal Charge .......       4
CALCULATION OF PERFORMANCE INFORMATION .......................       4
     Total Return ............................................       4
     Historical Unit Values ..................................       5
     Reporting Agencies ......................................       5
ANNUITY PROVISIONS ...........................................       5
     Variable Annuity ........................................       5
     Fixed Annuity ...........................................       7
     Mortality and Expense Guarantee .........................       7
     Legal or Regulatory Restrictions on Transactions ........       7
TAX STATUS OF THE CONTRACTS ..................................       7
FINANCIAL STATEMENTS .........................................       9

                                       1

COMPANY
MetLife Investors USA Insurance Company (MetLife Investors USA) is a stock life insurance company founded on September 13, 1960, and organized under the laws of the State of Delaware. Its principal executive offices are located at 22 Corporate Plaza Drive, Newport Beach, California 92660. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states (except New York), the District of Columbia and Puerto Rico. MetLife Investors USA is a wholly-owned subsidiary of MetLife Investors Group, Inc ("MLIG"). We changed our name to MetLife Investors USA Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors USA became an indirect subsidiary of MetLife, Inc. (MetLife), a listed company on the New York Stock Exchange.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.



EXPERTS
The financial statements of the Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.

The financial statements of the sub-accounts of the Separate Account included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 100 South 4th Street, St. Louis, Missouri 63102.

CUSTODIAN
MetLife Investors USA Insurance Company, P.O. Box 10366, Des Moines, Iowa 50306-0366, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.



LEGAL MATTERS
Legal matters in connection with the contracts described in this registration statement have been passed on by Richard C. Pearson, General Counsel of the Company. Sutherland Asbill & Brennan LLP, Washington, DC has provided advice on certain matters relating to the federal securities laws in connection with the Contracts.



DISTRIBUTION
Information about the distribution of the contracts is contained in the prospectus. (See "Other Information - Distribution of the Contracts.") Additional information is provided below.

The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 22 Corporate Plaza Drive, Newport Beach, California 92660. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.


Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the


                                       2

Separate Account in the following amounts during the periods indicated:



                                                 Aggregate Amount of
                                                 Commissions Retained
                     Aggregate Amount of         by Distributor After
                     Commissions Paid to         Payments to Selling
Fiscal year              Distributor                    Firms
-------------       ---------------------       ---------------------
2002                $ 90,280,308                $0
2003                $169,179,314                $0
2004                $183,550,302                $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2004 ranged from $1,804,345 to $63. The amount of commissions paid to selected selling firms during 2004 ranged from $38,687,065 to $0. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2004 ranged from $40,491, 410 to $63. For purposes of calculating such amounts, the amount of compensation received by a selling firm may include additional compensation received by the firm for the sale of insurance products issued by our affiliates within the MetLife Investors group of companies (First MetLife Investors Insurance Company, MetLife Investors Insurance Company of California and MetLife Investors Insurance Company).

In view of the fact that the contracts are newly offered, none of the amounts described herein were paid in regard to the contracts.

The following list sets forth the names of selling firms that received additional compensation in 2004 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the contracts). The selling firms are listed in alphabetical order.

AFS Brokerage, Inc.
Ameritas Investment Corp.
Associated Securities Corp.
Brookstreet Securities Corporation
Centaurus Financial, Inc.
CUSO Financial Sevices, L.P.
Davenport & Company
Duerr Financial
Essex National Securities, Inc.
Ferris, Baker Watts Incorporation
FFP Securities, Inc.
First Financial Planners
Futureshare Financial
Great Southern Bank
Greenpoint Financial
Guaranty Insurance Services, Inc.
Gunn Allen Financial
Harbour Investments, Inc.
H. Beck, Inc.
Huntington Bank
IFMG Securities, Inc.
Infinex Investments, Inc.
ING
Intersecurities, Inc.
Investacorp, Inc.
Investment Planners, Inc.
Investment Professionals, Inc.
Janney Montgomery Scott LLC
Jefferson Pilot
LaSalle St. Securities, L.L.C.
Legg Mason Wood Walker, Incorporated
Lincoln Investment Planning
Medallion Investment Services, Inc.
Merrill Lynch, Pierce, Fenner & Smith Inc.
Morgan Keegan & Company, Inc.
Mutual Service Corporation
National Planning Corporation
North Island Financial
Pan-America Financial Advisors
Piper Jaffray & Company
Planning Corp. of America
PNC Investments
Prime Capital
Questar Capital
Re-Direct Securities Corp.

                                       3

Scott & Stringfellow, Inc.
Securities America, Inc.
Securities Service Network, Inc.
Sigma Financial Corporation
Standford Group
The Leaders Group
Transamerica Financial
United Planners' Financial Services of America
U.S. Bancorp Investment, Inc.
UVEST Financial Services Group, Inc.
Wallstreet Financial
Walnut Street Securities, Inc.
Waterstone Financial Group, Inc.
Wilbanks Securities
Workman Securities
XCU Capital Corporation, Inc.

There are other broker dealers who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:

1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of purchase payments to be received will be considered. Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.

The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a withdrawal charge waiver, we may provide an account value credit.



CALCULATION OF PERFORMANCE INFORMATION

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges , the expenses for the underlying investment portfolio being advertised and any applicable account fee, withdrawal charges and GMAB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable sale charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


                                       4

  P (1 + T)n = ERV

Where:

  P = a hypothetical initial payment of $1,000

  T = average annual total return

  n = number of years

  ERV =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge or GMAB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.


HISTORICAL UNIT VALUES

The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.

In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.


REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.



ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will


                                       5

vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.

The Adjusted Contract Value (contract value, less any applicable premium taxes, account fee, and prorated GMAB rider charge) will be applied to the applicable Annuity Table to determine the first annuity payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first variable annuity payment is determined as follows: The first variable annuity payment will be based upon the annuity option elected, the annuitant's age and sex, and the appropriate variable annuity option table. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.

The dollar amount of variable annuity payments after the first payment is determined as follows:

1. dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.

ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.

The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which offsets the assumed investment return used to develop the variable annuity tables.

(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.

(2) the fixed number of annuity units is multiplied by the annuity unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:

A is (i)    the net asset value per share of the portfolio at the end of the current business day; plus

      (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current business day.

B is     the net asset value per share of the portfolio for the immediately preceding business day.

C is (i)    the separate account product charges and for each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus

      (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:

o  You may not make a transfer from the fixed account to the Separate Account;

o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and


                                       6

o You may make a transfer from the variable annuity option to the fixed annuity option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the fixed annuity option will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.


FIXED ANNUITY

A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table.


MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.


LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS

If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.

TAX STATUS OF THE CONTRACTS
Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

DIVERSIFICATION REQUIREMENTS. The Internal Revenue Code (Code) requires that the investments of each investment division of the separate account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment portfolio will satisfy these diversification requirements.


OWNER CONTROL. In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, we believe that the owner of a contract should not be treated as the owner of the separate account assets. We reserve the right to modify the contract to bring it into conformity with applicable standards should such modification be necessary to prevent an owner of the contract from being treated as the owner of the underlying separate account assets.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such


                                       7

distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

                                       8

FINANCIAL STATEMENTS
The financial statements of the Separate Account and the Company are included herein.

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contract.

                                    PART C
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a. Financial Statements
  ------------------------------------------------------------------------------

The following financial statements of the Separate Account are included in Part
 B hereof: (to be filed by amendment)


1.     Report of Independent Registered Public Accounting Firm.

2.     Statement of Assets and Liabilities as of December 31, 2004.

3.     Statement of Operations for the year ended December 31, 2004.

4. Statements of Changes in Net Assets for the years ended December 31, 2004 and 2003.

5.     Notes to Financial Statements.

The following financial statements of the Company are included in Part B hereof: (to be filed by amendment)

1.     Independent Auditors' Report.

2.     Balance Sheets as of December 31, 2004 and 2003.

3.     Statements of Income for the years ended December 31, 2004, 2003 and
2002.

4. Statements of Stockholder's Equity for the years ended December 31, 2004, 2003 and 2002.

5.     Statements of Cash Flows for the years ended December 31, 2004, 2003 and
2002.

6.     Notes to Financial Statements.

b. Exhibits
  ------------------------------------------------------------------------------

1. Certification of Restated Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account (adopted May 18, 2004)(6)

2.     Not Applicable.

3.   (i)
     Principal Underwriter's and Selling Agreement (effective January 1,
2001)(6)

  (ii) Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002)(6)

4.   (i)
     Form of Individual Single Purchase Payment Deferred Variable Annuity Contract 8410 (11/05) (filed herewith)

  (ii)      Form of Contract Schedule 8428 (11/05) (filed herewith)

  (iii)     Death Benefit Rider - Principal Protection(1)

  (iv) Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider(1)

  (v)       Terminal Illness Rider(1)

  (vi)      Unisex Annuity Rates Rider(1)

  (vii) Endorsement (Name Change - effective March 1, 2001. MetLife Investors USA Insurance Company; formerly Security First Life Insurance Company)(3)

  (viii)     Individual Retirement Annuity Endorsement 8023.1 (9/02)(6)

  (ix)       Roth Individual Retirement Annuity Endorsement 9024.1 (9/02)(6)

  (x)         401(a)/403(a) Plan Endorsement 8025.1 (9/02)(6)

  (xi)        Tax Sheltered Annuity Endorsement 8026.1 (9/02)(6)

  (xii)      Simple Individual Retirement Annuity Endorsement 8276 (9/02)(6)

  (xiii) Guaranteed Minimum Accumulation Benefit - Living Benefit MLIU-670-1 (11/05)(9)

5.   (i)

       Form of Variable Annuity Application 8404 (4/05) APVA1105USAPPVA (filed herewith)

6.   (i)
     Copy of Restated Articles of Incorporation of the Company(6)

  (ii)      Copy of the Bylaws of the Company(6)

  (iii) Certificate of Amendment of Certificate of Incorporation filed 10/01/79 and signed 9/27/79(6)

  (iv) Certificate of Change of Location of Registered Office and/or Registered Agent filed 2/26/80 and effective 2/8/80(6)

  (v) Certificate of Amendment of Certification of Incorporation signed 4/26/83 and certified 2/12/85(6)

  (vi) Certificate of Amendment of Certificate of Incorporation filed 10/22/84 and signed 10/19/84(6)

  (vii) Certificate of Amendment of Certificate of Incorporation certified 8/31/94 and adopted 6/13/94(6)

  (viii) Certificate of Amendment of Certificate of Incorporation of Security First Life Insurance Company (name change to MetLife Investors USA Insurance Company) filed1/8/01 and signed 12/18/00(6)

7.   (i)
     Reinsurance Agreement between MetLife Investors USA Insurance Company and
        Metropolitan Life Insurance Company(4)

  (ii) Automatic Reinsurance Agreement between MetLife Investors USA Insurance Company and Exeter Reassurance Company, Ltd.(4)

8.   (i)
     Form of Participation Agreement Among Metropolitan Series Fund, Inc.,
        Metropolitan Life Insurance Company and Security First Life Insurance Company(3)

9.     Opinion and Consent of Counsel(5)

10.   (i)
     Consent of Independent Registered Public Accounting Firm (to be filed by amendment)

  (ii) Consent of Counsel (Sutherland Asbill & Brennan LLP) (to be filed by amendment)

  (iii) Consent of Counsel (MetLife Investors USA Insurance Company) (to be filed by amendment)

11.     Not Applicable.

12.     Not Applicable.

13. Powers of Attorney for Michael K. Farrell, James P. Bossert, Susan A. Buffum, Michael R. Fanning, Hugh C. McHaffie, Richard C. Pearson, Elizabeth M. Forget, George Foulke and Jeffrey A. Tupper.(5)

(1) incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on January 26, 2001.

(2) incorporated herein by reference to Registrant's Pre-Effective Amendment No. 2 to Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on March 21, 2001.

(3) incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on April 13, 2001.

(4) incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on April 30, 2003.

(5) incorporated herein by reference to Registrant's Post-Effective Amendment No. 5 to Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on April 27, 2004.

(6) incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 to Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on July 15, 2004.

(7) incorporated herein by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File Nos. 54464 and 811-03365) filed electronically on January 18, 2005.

(8) incorporated herein by reference to Registrant's Post-Effective Amendment No. 11 to Form N-4 (File Nos. 54464 and 811-03365) filed electronically on April 25, 2005.

(9)     incorporated herein by reference to Registrant's Initial Registration
       Statement on Form N-4 (File Nos. 333-     /811-03365) filed
       electronically on June 13, 2005.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:


NAME AND PRINCIPAL BUSINESS ADDRESS        POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------      ---------------------------------------
Michael K. Farrell                         Chairman of the Board, President,
22 Corporate Plaza Drive                   Chief Executive Officer and Director
Newport Beach, CA 92660
Susan A. Buffum                            Director
334 Madison Avenue
Convent Station, NJ 07961
James P. Bossert                           Executive Vice President,
22 Corporate Plaza Drive                   Chief Financial Officer and Director
Newport Beach, CA 92660
Michael R. Fanning                         Director
501 Boylston Street
Boston, MA 02116
Elizabeth M. Forget                        Director
260 Madison Avenue
New York, NY 10016
George Foulke                              Director
501 Route 22
Bridgewater, NJ 08807
Hugh C. McHaffie                           Executive Vice President and Director
501 Boylston Street
Boston, MA 02116
Kevin J. Paulson                           Senior Vice President
4700 Westown Parkway
West Des Moines, IA 50266
Richard C. Pearson                         Executive Vice President, General
22 Corporate Plaza Drive                   Counsel, Secretary and Director
Newport Beach, CA 92660
Helayne F. Klier                           Executive Vice President
260 Madison Avenue
New York, NY 10016
Jeffrey A. Tupper                          Assistant Vice President and Director
22 Corporate Plaza Drive
Newport Beach, CA 92660
Debora L. Buffington                       Vice President, Director of Compliance
22 Corporate Plaza Drive
Newport Beach, CA 92660
Roberto Baron                              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101
Leonard M. Bakal                           Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101
Betty Davis                                Vice President
1125 - 17th Street
Denver, CO 80202
Brian C. Kiel                              Vice President, Appointed Actuary
501 Route 22
Bridgewater, NJ 08807



NAME AND PRINCIPAL BUSINESS ADDRESS        POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------      -------------------------------------
Christopher A. Kremer                      Vice President
501 Boylston Street
Boston, MA 02116
Marian J. Zeldin                           Vice President
501 Route 22
Bridgewater, NJ 08907
Karen A. Johnson                           Vice President
501 Boylston Street
Boston, MA 02116
Deron J. Richens                           Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660
Henryk K. Sulikowski, Jr.                  Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101
Anthony J. Williamson                      Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The Registrant is a separate account of MetLife Investors USA Insurance Company under Delaware insurance law. MetLife Investors USA Insurance Company is a wholly-owned direct subsidiary of MetLife Investors Group, Inc. which in turn is a direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF MARCH 31, 2005

The following is a list of subsidiaries of MetLife, Inc. updated as of March 31, 2005. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by Metlife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metlife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

            a)    Texas Life Agency Services, Inc. (TX)

            b)    Texas Life Agency Services of Kansas, Inc. (KS)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

      1.    MetLife Investors Insurance Company of California (CA)

P.    First MetLife Investors Insurance Company

Q.    N.L. Holding Corp. (DEL) (NY)

      1.    Nathan & Lewis Associates, Inc. (NY)

            a)    Nathan and Lewis Insurance Agency of Massachusetts, Inc. (MA)

            b)    Nathan and Lewis Associates of Texas, Inc. (TX)

R.    Walnut Street Securities, Inc. (MO)

      1.    Walnut Street Advisers, Inc. (MO)

S.    Newbury Insurance Company, Limited

T.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Distribution Company (MO)

      3.    Met Investors Advisory, LLC (DE)

      4.    MetLife Investors Financial Agency, Inc. (TX)

U.    MetLife International Holdings, Inc. (DE)

      1.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      2. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      3.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.9987% is owned by Metlife International Holdings, Inc. and 0.0013% is owned by Natiloporterm Holdings, Inc.

      4. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95% is owned by MetLife International Holdings, Inc. and 5% is owned by Natiloportem Holdings, Inc.

      5. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95% is owned by MetLife International Holdings, Inc. and 5% is owned by Natiloportem Holdings, Inc.

            a) Met AFJP S.A. (Argentina)- 95% of the shares of Met AFJP S.A. are owned by Metropolitan Life Seguros de Vida S.A. and 5% of the shares of Met AFJP S.A. are held by Metropolitan Seguros de Retiro S.A.

      6.    MetLife Insurance Company of Korea Limited (South Korea)

      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 99.999999% is owned by MetLife International Holdings, Inc. and 0.000001% is owned by Natiloportem Holdings, Inc.

            a)    Soma Seguradora, S.A. (Brazil)

V.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Avenue Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 99% of the voting control of Park Twenty Three Investments Company is held by 334 Madison Euro Investments, Inc. and 1% voting control is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 99% of the voting control of Convent Station Euro Investments Four Company is held by Park Twenty Three Investments Company and 1% voting control is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 89.9% of the voting control of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company and 10.1% voting control is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      8.    CRH Co., Inc. (MA)

      9.    L/C Development Corporation (CA)

      10.   Benefit Services Corporation (GA)

      11.   Thorngate, LLC (DE)

      12.   Alternative Fuel I, LLC (DE)

      13.   Transmountain Land & Livestock Company (MT)

      14.   MetPark Funding, Inc. (DE)

      15.   HPZ Assets LLC (DE)

      16.   MetDent, Inc. (DE)

      17.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      18.   Metropolitan Tower Realty Company, Inc. (DE)

      19. P.T. MetLife Sejahtera (Indonesia)-95.21% of P.T. MetLife Sejahtera is held by Metropolitan Life Insurance Company

      20.   MetLife (India) Private Ltd. (India)

      21.   Metropolitan Marine Way Investments Limited (Canada)

      22.   MetLife Private Equity Holdings, LLC (DE)

      23. Sino-US MetLife Insurance Company, Ltd (China)- 50% of Sino-US MetLife Insurance Company is held by Metropolitan Life Insurance Company

      24.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      25.   Metropolitan Realty Management, Inc. (DE)

      26.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      27.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      28.   Bond Trust Account A (MA)

      29.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 90% of MetLife Capital Credit L.P. is held directly by Metropolitan Life Insurance Company and 10% General Partnership interest of MetLife Capital Credit L.P. is held by Metropolitan Asset Management Corporation.

                  (1)   MetLife Capital CFLI Holdings, LLC (DE)

                        (a)   MetLife Capital CFLI Leasing, LLC (DE)

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company and 9.58% Limited Partnership and 16.64% General Partnership interests are held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) MetLife Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

      30.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

                  (1)   Hereford Insurance Agency, Inc. (MA)

            c)    Omega Reinsurance Corporation (AZ)

      31.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   Paragon Life Insurance Company (MO)

                  (2)   GenAmerica Management Corporation (MO)

                  (3)   Reinsurance Group of America, Incorporated (MO)

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                                          (bb)  Great Rivers Reinsurance
                                                Management, Inc. (MO)

                                          (cc)  RGA (U.K.) Underwriting Agency
                                                Limited (United Kingdom)

                              (ii) Triad Re, Ltd. (Barbados)-67% of Triad Re, Ltd. is held by Reinsurance Group of America, Incorporated and 100% of the preferred stock of Triad Re, Ltd. is also held by Reinsurance Group of America Incorporated.

                              (iii) RGA Sigma Reinsurance SPC (Cayman Islands)

                              (iv)  RGA Americas Reinsurance Company, Ltd.
                                    (Barbados)

                              (v) RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                                    (A)   RGA Financial Group, L.L.C. (DE)- 80%
                                          of RGA Financial Group, L.L.C. is held
                                          by RGA Reinsurance Company (Barbados)
                                          Ltd. and 20% of RGA Financial Group,
                                          LLC is held by RGA Reinsurance Company

                              (vi)  RGA Life Reinsurance Company of Canada
                                    (Canada)

                              (vii) RGA International Corporation (Nova Scotia)

                                    (A)   RGA Financial Products Limited
                                          (Canada)

                              (viii)RGA Holdings Limited (U.K.) (United Kingdom)

                                    (A)   RGA UK Services Limited (United
                                          Kingdom)

                                    (B)   RGA Capital Limited U.K. (United
                                          Kingdom)

                                    (C)   RGA Reinsurance (UK) Limited (United
                                          Kingdom)

                              (ix) RGA South African Holdings (Pty) Ltd. (South Africa)

                                    (A)   RGA Reinsurance Company of South
                                          Africa Limited (South Africa)

                              (x)   RGA Australian Holdings PTY Limited
                                    (Australia)

                                    (A)   RGA Reinsurance Company of Australia
                                          Limited (Australia)

                                    (B)   RGA Asia Pacific PTY, Limited
                                          (Australia)

                              (xi) General American Argentina Seguros de Vida, S.A. (Argentina)

                              (xii) Malaysia Life Reinsurance Group Berhad
                                    (Malaysia)- 30% interest of Malaysia Life
                                    Reinsurance Group Berhad is held by
                                    Reinsurance Group of America, Incorporated.

                              (xiii)RGA Technology Partners, Inc. (MO)

                              (xiv) RGA International Reinsurance Company
                                    (Ireland)

      32.   Corporate Real Estate Holdings, LLC (DE)

      33. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control is held by Metropolitan Asset Management Corporation

      34.   Tower Resources Group, Inc. (DE)

      35.   Headland Development Corporation (CA)

      36.   Headland - Pacific Palisades, LLC (CA)

      37.   Headland Properties Associates (CA)

      38.   Krisman, Inc. (MO)

      39.   Special Multi-Asset Receivables Trust (DE)

      40.   White Oak Royalty Company (OK)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent entity, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) New England Life Insurance Company ("NELICO"), owns 100% of the voting stock of Omega Reinsurance Corporation. NELICO does not have a financial interest in this subsidiary.

5) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

6) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACT OWNERS

     Not applicable.

ITEM 28. INDEMNIFICATION

     A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. The foregoing sentence notwithstanding, if the Delaware General Corporation Law hereafter is amended to authorized further limitations of the liability of a director of a corporation, then a director of the corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article 7 by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ITEM 29. PRINCIPAL UNDERWRITERS

  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

      Met Investors Series Trust
          MetLife Investors Variable Annuity Account One MetLife Investors Variable Annuity Account Five MetLife Investors Variable Life Account One
          MetLife Investors Variable Life Account Five
          First MetLife Investors Variable Annuity Account One General American Separate Account Eleven
          General American Separate Acocunt Twenty-Eight General American Separate Account Twenty-Nine General American Separate Account Two
          Security Equity Separate Account Twenty-Six

          Security Equity Separate Account Twenty-Seven
          Separate Account A of Paragon Life
          Separate Account B of Paragon Life
          Separate Account C of Paragon Life
          Separate Account D of Paragon Life

  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 22 Corporate Plaza Drive, Newport Beach, CA 92660.


NAME AND PRINCIPAL BUSINESS ADDRESS        POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------      ---------------------------------------
Michael K. Farrell                         Director
22 Corporate Plaza Drive
Newport Beach, CA 92660
Craig W. Markham                           Director
13045 Tesson Ferry Road
St. Louis, MO 63128
William J. Toppeta                         Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City NY 11101
Leslie Sutherland                          President
1 Metlife Plaza
Long Island City NY 11101
Timothy A. Spangenberg                     Executive Vice President,
13045 Tesson Ferry Road                    Chief Financial Officer
St. Louis, MO 63128
Elizabeth M. Forget                        Executive Vice President,
260 Madison Avenue                         Chief Marketing Officer
New York, NY 10016
Edward C. Wilson                           Executive Vice President,
22 Corporate Plaza Drive                   Chief Distribution Officer
Newport Beach, CA 92660
Paul A. LaPiana                            Executive Vice President,
22 Corporate Plaza Drive                   Life Insurance Distribution Division
Newport Beach, CA 92660
Helayne F. Klier                           Executive Vice President
260 Madison Avenue
New York, NY 10016
Richard C. Pearson                         Executive Vice President,
22 Corporate Plaza Drive                   General Counsel, Secretary
Newport Beach, CA 92660
Anthony J. Williamson                      Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City NY 11101
Charles M. Deuth                           Vice President, National Accounts
22 Corporate Plaza Drive                   and Director
Newport Beach, CA 92660
Deborah L. Buffington                      Vice President, Director of Compliance
22 Corporate Plaza Drive
Newport Beach, CA 92660

  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


                   (1)                                (2)                   (3)                 (4)                (5)
                                                Net Underwriting
                                                 Discounts And          Compensation         Brokerage            Other
Name of Principal Underwriter                     Commissions          On Redemption        Commissions        Compensation
-----------------------------------------      -----------------      ---------------      -------------      -------------
 MetLife Investors Distribution Company          $183,550,302              $0                  $0                 $0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

     (a) Registrant

     (b) Metlife Annuity Operations, 27000 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266

     (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
    02110

     (d) MetLife Investors Distribution Company, 22 Corporate Plaza Drive, Newport Beach, CA 92660

     (e) MetLife Investors Insurance Company, 22 Corporate Plaza Drive, Newport Beach, CA 92660

     (f) MetLife, 4010 Boy Scout Blvd., Tampa, FL 33607

     (g) MetLife, 501 Boylston Street, Boston, MA 02116

     (h) MetLife, 200 Park Avenue, New York, NY 10166

     (i) MetLife, 1125 17th Street, Denver, CO 80202

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. MetLife Investors USA Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                REPRESENTATIONS

     The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Newport Beach and State of California on this 10th day of June 2005.


        METLIFE INVESTORS USA SEPARATE
        ACCOUNT A
        (Registrant)
        By:        METLIFE INVESTORS USA INSURANCE COMPANY
        By:        /s/ Michael K. Farrell
                   ----------------------------------------
                   Michael K. Farrell
                   President and Chief Executive Officer
        METLIFE INVESTORS USA INSURANCE COMPANY
        (Depositor)
        By:        /s/ Michael K. Farrell
                   ----------------------------------------
                   Michael K. Farrell
                   President and Chief Executive Officer



     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 10, 2005.


/s/ Michael K. Farrell*
--------------------------------        Chairman of the Board, Chief Executive Officer,
Michael K. Farrell                      President and Director
/s/ James P. Bossert*                   Executive Vice President and Chief Financial Officer
--------------------------------
                                        (Principal Accounting Officer) and Director
James P. Bossert
/s/ Susan A. Buffum*                    Director
--------------------------------
Susan A. Buffum
/s/ Michael R. Fanning*                 Director
--------------------------------
Michael R. Fanning
/s/ Elizabeth M. Forget*                Director
--------------------------------
Elizabeth M. Forget
/s/ George Foulke*                      Director
--------------------------------
George Foulke
/s/ Hugh C. McHaffie*                   Director
--------------------------------
Hugh C. McHaffie
/s/ Richard C. Pearson*                 Director
--------------------------------
Richard C. Pearson
/s/ Jeffrey A. Tupper*                  Director
--------------------------------
Jeffrey A. Tupper


        *By:        /s/ Michele H. Abate
                    ----------------------------------------
                    Michele H. Abate, Attorney-In-Fact
                    June 10, 2005

* MetLife Investors USA Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney incorporated herein by reference to Registrant's Post-Effective Amendment No. 5 to Form N-4 (File Nos. 333-54464/811-03365) filed as Exhibit 13 on April 27, 2004.

                               INDEX TO EXHIBITS

4(i) Form of Individual Single Purchase Payment Deferred Variable Annuity Contract 8410 (11/05)

4(ii)     Form of Contract Schedule 8428 (11/05)

5(i)      Form of Variable Annuity Application 8404 (4/05) APVA1105USAPPVA